NEWS RELEASE

COMPETITION AUTHORITY REFUSES ACQUISITION OF
PORT MORESBY AVIATION BUSINESS

October 16, 2009 – InterOil Corporation (NYSE:IOC) (POMSoX:IOC), today announced it has received notification from Papua New Guinea’s competition authority advising that the application by InterOil’s subsidiary for authorisation of the purchase of Shell Oil Products (PNG) Limited, the owner and operator of an aviation fuelling business located at the Jackson International Airport, in Port Moresby, Papua New Guinea announced on July 22nd 2009, has not been approved.  The refusal to authorise the transaction was based on the authority’s view that it could have the effect of substantially lessening competition in the relevant market.  InterOil intends to explore alternative structures and means by which to deal with the authority’s concerns.
“We will continue to explore alternative means by which to grow and improve our aviation business in Papua New Guinea, while continuing to monitor other acquisition opportunities in the region,” said Mr Phil Mulacek, CEO and Chairman of InterOil.

COMPANY DESCRIPTION
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.  InterOil’s common shares trade on the NYSE in US dollars.

InterOil News Release

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations(Australasia)
Wayne.Andrews@InterOil.com The Woodlands, TX USA	Anesti@InterOil.com Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

InterOil News Release